

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2019

Dr. Christopher Martin
Chief Executive Officer
ADC Therapeutics SA
Biopôle, Route de la Corniche 3B
1066 Epalinges, Switzerland

      Re: **ADC Therapeutics SA**
              Registration Statement on Form F-1
              Exhibit Nos. 10.1 through 10.4
              Filed September 6, 2019
              File No. 333-233659

Dear Dr. Martin:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                  Sincerely,

                                  Division of Corporation Finance

cc: Yasin Keshvargar, Esq.